SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 12, 2016

I. Date, Time and Place: August 12, 2016, at 02:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, CEP 04626-020 (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Chairmanship of the Meeting: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Claudia Karpat, to act as secretary of the meeting; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass resolutions on the following matters: (i) approval of the Financial Statements of the Company for the second quarter of 2016, with the special review issued by Ernst & Young Auditores Independentes S.S. (“EY”); (ii) election of a new member to the Alliances Committee; (iii) election of a new member to the People Management and Corporate Governance Committee and to the Financial Policy Committee; (iv) the resignation of a member of the Financial Policy; (v) the amendment of the article 2º of the bylaws of the Financial Policy Committee; and (vii) the amendment of the article 2º of the bylaws of the Accounting and Tax Policies and Financial Statements Sub-Committee. VI. Resolutions: After the necessary explanations were provided, and after detailed analysis of the pertinent documents referring to the matters of the agenda, the following items of the agenda were approved by unanimous vote: (i) approval of the Financial Statements of the Company for the second quarter of 2016, with the special review issued by EY. Accordingly, a copy of the Financial Statements, duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the Company’s head-office and disclosed as provided for in the law; (ii) election of Mr. Paulo Sergio Kakinoff, Brazilian, married, businessman, bearer of Identity Card RG nº 25.465.939-1, issued by the SSP/SP, and enrolled with the CPF/MF under nº 194.344.518-41, domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, in the city and State of São Paulo, CEP 04626-020, as a member of the Alliances Committee of the Company, from this date until May 11th, 2017; (iii) election of Mr. Andrew Béla Jánszky, Brazilian, married, lawyer, bearer of Identity Card RG nº 38.409.140-4, issued by the SSP/SP, and enrolled with the CPF/MF under nº 346.695.188-79, domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, in the city and State of São Paulo, CEP 04626-020, as a member of the People Management and Corporate Governance Committee and Financial Policy Committee, from this date until May 11th, 2017; (iv) the resignation of Mr. Edmar Prado Lopes Neto as a member of the Financial Policy Committee;  (v) the amendment of the article 2º of the bylaws of the Financial Policy Committee of the Company, as annex I hereto, for this committee be composed up to (05) five members; and (vii) the amendment of the article 2º of the bylaws of the Accounting and Tax Policies and Financial Statements Sub-Committee, as annex II hereto, regarding the composition of  such committee. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. Signatures: Chairmanship of the Meeting: Constantino de Oliveira Junior – Chairman; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Ricardo Constantino, Joaquim Constatino Neto, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, August 12, 2016.

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Claudia Karpat Secretary

ANNEX I

BYLAWS OF THE FINANCIAL POLICY COMMITTEE

Article 1 - The Financial Policy Committee is a support body to the Board of Directors and has the following duties and responsibilities:

(a)   Reviewing and adopting actions for protection of cash flow, balance sheet, profits and losses against volatility in fuel prices, exchange rates, domestic and international interest rates of the Company;

(b)   Assessing periodically the effectiveness of all the actions contemplated in item (a) and recommending changes, as necessary;

(c)    Preparing and approving the corporate finance Policy of the Company, as well as following-up and reviewing the effectiveness and implementation thereof;

(d)   Reviewing, from time to time, the investment plan and the financial plan of the Company, as well as recommending the necessary transactions to the Board of Directors;

(e)   Reviewing, from time to time, the impact of the investment plan and of the financing plan on the capital structure of the Company and the consequences thereof on the income of the Company, as well as recommending the necessary changes to the Board of Directors;and

(f)    Setting out parameters with a view to keeping the desired capital structure and liquidity, besides monitoring the application thereof and approving the policy to be adopted in the subsequent quarter.

Article 2 - The Financial Policy Committee shall be composed up of five (5) members, elected by the Board of Directors, namely: the Chief Executive Officer (CEO), one (01) Director, and  the Chief Financial Officer (CFO), for term of office of one (1) year, reelection being permitted.

Sole Paragraph – Notwithstanding the above paragraph, the Board of Directors may, at its own criteria, call the President of the Board of Directors and/or specialists to participate in the ordinary and/or extraordinary meetings of the Committee, as ad hoc members, with no voting rights.

Article 3 - The Committee shall have, among its members, one Secretary selected in common agreement by the other members at the first meeting of the Committee, who shall perform his duties for a term of one (1) year.

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Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The Financial Policy Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 - A quorum of at least two (2) members will be required for the Financial Policy Committee to validly make resolutions, which shall be adopted by majority vote.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the Financial Policy Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the Financial Policy Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up in a proper book for all the meetings of the Financial Policy Committee, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Financial Policy Committee, the Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the Financial Policy Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the Financial Policy Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary of the Financial Policy Committee.

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Article 12 - It shall be incumbent upon the Secretary to: (a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and (b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the Financial Policy Committee.

Article 13 - The attendance of members of the Financial Policy Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The Financial Policy Committee may prepare policy regulating matters within their scope of responsibility, under the terms of Article 1 above, in addition to the corporate finance Policy themselves, and such Policy may be changed from time to time by the Financial Policy Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Article 15 - Matters not expressly provided for herein shall be decided by the Board of Directors.

[Bylaws of the Financial Policy Committee approved in the Board of Directors meeting held on August 12th, 2016]

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ANNEX II

BYLAWS OF THE ACCOUNTING AND TAX POLICIES AND FINANCIAL STATEMENTS SUB-COMMITTEE

Article 1 – The Accounting and Tax Policies and Financial Statements Sub-Committee is a division that is subordinated to the Audit Committee and to the Board of Directors, and has the following duties and responsibilities:

(a) from time to time revise the accounting and tax policies and financial statements of the Company and to make recommendations to the Board of Directors;

(b) follow-up and assess the compliance with the accounting and tax policies and financial statements adopted by the Company;

(c) prepare and provide to the Audit Committee a summary of review and approval of the matters discussed by the Sub-Committee;

(d) submit quarterly presentations to the Audit Committee about matters within its incumbency; and

(e) advise the Audit Committee of issues which it understands that should be the subject matter of assessment, review and/or any other action by the referred Audit Committee.

Article 2 – The Accounting and Tax Policies and Financial Statements Sub-Committee shall comprise up to five (5) members, elected by the Board of Directors, namely: the Chief Financial Officer (CFO)  or one Executive Officer with equivalent duties, and may be elected also independent experts, as special technical members, for term of office of one (1) year, reelection being permitted.

Article 3 – The Accounting and Tax Policies and Financial Statements Sub-Committee shall have one Secretary, selected among its members, by mutual agreement, at the time of the first meeting of the Sub-Committee, who shall exercise his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Sub-Committee. A chairman of the meetings shall be appointed at each meeting, among the members of the Sub-Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary shall be elected, whose duties shall be exercised until the expiration of the term of office of the member being replaced.

Article 4 – The Accounting and Tax Policies and Financial Statements Sub-Committee shall hold regular meetings once at every quarter, and special meetings, whenever called by the Secretary, on his own initiative or upon request of any of the other members of the Sub-Committee.

Article 5 – A minimum quorum of two (2) members is required for the Accounting and Tax Policies and Financial Statements Committee to validly adopt resolutions, which shall be made by majority vote. In case of tie vote, a new meeting shall be required to be held, with the attendance of all the members of the Sub-Committee, for the matter to be once again submitted to voting and decided.

Sole Paragraph – In the absence of a minimum quorum, as required in the head paragraph of this Article, the Secretary will call a new meeting, which shall be held as urgently as required for the matter to be decided.

Article 6 – The meetings of the Accounting and Tax Policies and Financial Statements Sub-Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 – The decisions of the Accounting and Tax Policies and Financial Statements Sub-Committee shall be made by majority vote, and the member whose vote was defeated will be entitled to have it recorded in the Minutes of the respective meeting.

Article 8 – Minutes shall be drawn-up for all the meetings of the Accounting and Tax Policies and Financial Statements Sub-Committees, which shall be signed by all the attendees.

Article 9 – At the first meeting of the Accounting and Tax Policies and Financial Statements Sub-Committee after its organization, the Sub-Committee shall approved an annual schedule of activities.

Article 10 – During the meetings, any acting member of the Accounting and Tax Policies and Financial Statements Sub-Committee will be entitled to request and to individually review corporate books and other documents, make notes and remarks thereof, which shall be discussed and resolutions shall be made with respect thereto at the respective meetings, provided that such books and documents refer to the matters within the incumbency of the Sub-Committee, under the terms of Article 1 above.

Sole Paragraph – Review of the documents shall not be permitted unless at the head-office of the Company and upon prior request.

Article 11 – Requests for information and/or explanations about the Company’s business from any permanent member of the Accounting and Tax Policies and Financial Statements Sub-Committee shall be filed with the management bodies of the Company, in a proper form signed by the Secretary of the Accounting and Tax Policies and Financial Statements Sub-Committee.

Article 12 – It is the duty of the Secretary to:

(a) call the members of the Sub-Committee to the meetings at least five (5) business days in advance; and

(b) request to the management of the Company such information and/or explanations deemed to be necessary under the terms described in article 10 above.

Sole Paragraph – It is permitted for the Secretary to request to the Board of Executive Officers to make persons available for supporting the meetings of the Accounting and Tax Policies and Financial Statements Sub-Committee.

Article 13 – The presence of members of the Accounting and Tax Policies and Financial Statements Sub-Committee at General Shareholders’ Meetings and Board of Directors’ Meetings, in order to answer to requests of information possibly made by the shareholders or directors may be required by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 – The Accounting and Tax Policies and Financial Statements Sub-Committee may prepare Policies about the matters within its scope of incumbency, under the terms of Article 1 above, which Policies may be changed from time to time by the Accounting and Tax Policies and Financial Statements Sub-Committee itself, provided that these changes are made by unanimous resolution of the Sub-Committee members, without prejudice to the provisions in Article 7 above.

Article 15 – Any cases not expressly provided for herein shall be decided by the Board of Directors.

[Bylaws of the Accounting and Tax Policies and Financial Statements Sub-Committee approved at the Meeting of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. held on August 12, 2016]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.